                                                                      Exhibit 25

[LOGO OF PURITAN-BENNETT CORPORATION]

                                      NEWS

                                               GENERAL OFFICES
                                               9401 Indian Creek Parkway
                                               P.O. Box 25905
                                               Overland Park, KS  66225-5905
                                               913-661-0444
FOR RELEASE
                                               For Further Information:
                                               Lee Robbins, ext. 512


               PURITAN-BENNETT ANNOUNCES THIRD QUARTER RESULTS

                          -         PRE-CHARGE EPS UP 15%:
                                    ORDERS AND REVENUES IN QUARTER UP 11%

                          -         RESULTS NEGATIVELY IMPACTED BY
                                    THERMO'S UNSOLICITED TENDER OFFER

                          - COMPANY NOTIFIED BY HOMEDCO THAT IT WILL BE A SUPPLIER IN LARGE HOME OXYGEN THERAPY EQUIPMENT ORDER

                          -         NEW REPORTING OF BUSINESS LINE PROFITABILITY


         OVERLAND PARK, KS - Puritan-Bennett Corporation (PBEN:NASDAQ), after recording charges of $4.6 million for obligations associated with Thermo-Electron Corp.'s unsolicited tender offer, today reported a loss of $640,000 or $.05 per share for the third quarter ending October 31, 1994. Without the charge, earnings per share for the quarter would have been $.31 per share, up 15% from the $.27 per share (adjusted to eliminate losses associated with the FOxS blood gas monitoring system) for the same period last year.

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                                      2

         Orders of $83,018,000 and revenues of $83,412,000 for the quarter were up 11% over the same period last year. For the first nine months, orders of $245,271,000 and revenues of $247,813,000 were up 7% and 8%, respectively, over the same period last year.

         The Company also noted that it was told by Homedco Group, Inc., one of the nation's leading providers of home respiratory services, that Puritan-Bennett would be selected as one of their endorsed vendors for home care oxygen equipment. Homedco has been in the process of upgrading its oxygen therapy technology to achieve greater operational efficiencies. This award is the result of Homedco's formal bid process, and it is one of the largest purchases of oxygen therapy equipment in Homedco's history.

         In addition, Homedco said it would work with the Company to adapt Puritan-Bennett's CliniVision Respiratory Management System to the home care respiratory management needs of its patients.

         SUPPLEMENTAL PRO-FORMA INFORMATION - Chairman and President Burton A. Dole stated: "In order to help our stockholders better understand the economic dynamics and potential of the company's business, we have decided to begin, with this announcement, providing supplemental information that sets forth the company's "operating profitability" in its two lines of business -- Puritan and Bennett. Operating profitability is defined as earnings before interest and taxes and before any historical restructuring or current Thermo Electron related charges." Mr. Dole said, "The figures below summarize results for the two lines of business for the current and last two fiscal years:





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                                       3

                          Third Quarter               Year-to-Date
                         FY95      FY94             FY95         FY94        Fiscal 1994       Fiscal 1993
                         --------------             -----------------        -----------       -----------

Revenue
    Puritan          $56,187     $45,751         $159,391     $136,263          $184,239          $167,763
    Bennett           27,225      23,838           88,422       90,361           122,751           131,279
                     -------     -------       ----------   ----------         ---------         ---------

    Total            $83,412     $74,589         $247,813     $226,624          $306,990          $299,042

Operating Profit
    Puritan          $  5,995    $ 6,251         $ 16,306     $ 18,493          $ 22,939          $ 24,740
    Bennett               456       (793)           2,620        2,718                14            11,803
                     -------     -------       ----------   ----------         ---------         ---------

    Total            $  6,451    $ 5,458         $ 18,926     $ 21,211          $ 22,953          $ 36,543

NOTE: Figures exclude discontinued lines of business, restructuring charges, and current Thermo Electron related charges.

           PURITAN - "Puritan includes our rapidly growing home care product line as well as our medical gas and gas-related equipment and spirometry product lines. Aero Systems is also included because it shares one of our larger manufacturing facilities with the Puritan Group and is relatively small.

           "Because of its rapid revenue growth (up 17% for the first nine months of this year compared with the same period last year and average annual growth of 15% for the 5 years ended January 31, 1994) Puritan now accounts for about two-thirds of the company's total revenues. Within Puritan, home care products continue to grow at rates considerably above the overall Puritan average.

           "For the third quarter of this year, Puritan's operating profitability was 11% of revenues," Mr. Dole said. "Operating profitability has been higher (12% and 15% of revenues in FY94 and FY93, respectively) in the recent past and we expect it to return to





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                                       4

recent historical levels in the future, as we realize the benefits of several major regulatory control and compliance initiatives undertaken in the latter part of FY94 and during FY95. These initiatives required considerable staffing and other resource additions as well as manufacturing process modifications.
As a result, we experienced certain significant short-run operating disruptions and inefficiencies, which increased our costs," Mr. Dole continued.

           BENNETT - "The Bennett line of business consists of our critical care ventilator business -- a business that continues to represent an exceptional and long-standing customer franchise on a global basis -- as well as our growing CliniVision(R) product line in the U.S., and our holter monitoring and international portable ventilator product lines.

           "Since FY93, when Bennett's operating profitability equaled 9% of revenues, revenues have declined for several reasons including difficult market conditions, particularly in the U.S. hospital market, discontinuance of certain older products and accessories as a result of evolving regulatory standards, and our withdrawal from the U.S. portable ventilator market," he said. "In addition, Bennett has also undertaken major regulatory control and compliance initiatives at significant cost. Current operating profitability (2% of revenues in the third quarter and 3% for the nine months) is not close to where we believe it should and will be. We believe the recent poor profitability of Bennett will begin to reverse itself and both revenues and margins will increase as a result of the benefits from full implementation of our regulatory compliance initiatives, continued growth of CliniVision and service revenue and several other positive developments. These developments include the new products/product enhancements recently cleared by FDA for marketing in the U.S. and





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                                       5

recently introduced internationally. In addition, other important new products are being developed for introduction a little over a year from now.

           "In summary, we are encouraged by the continued strong growth of Puritan in the third quarter and believe both Puritan and Bennett are well positioned to begin returning to historical levels of profitability. We will continue to build upon our unique franchise in the critical care ventilator area while continuing to invest in and grow the exciting home care businesses that make up the bulk of our Puritan business line," Mr. Dole said.

           Puritan-Bennett is a world leader in products related to respiration. These products are used in multiple health care settings and on aircraft.





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PURITAN-BENNETT CORPORATION
QUARTER ENDED OCTOBER 31, 1994                              NOVEMBER 21, 1994



Caption>

                                                             -------------------------------
                                                             THREE MONTHS ENDED OCTOBER 31
                                                             -------------------------------
(Dollars in thousands except
per share amounts)                                                 FY 1995         FY 1994
                                                                   -------         -------

Net Sales                                                    $      83,412     $    75,277

Cost of Goods Sold                                                  49,128          43,910
                                                             -------------      ----------

Gross Profit                                                        34,284          31,367

Selling and Administrative Expense                                  23,508          23,721

Research and Development Expense                                     5,046           6,153

Interest Expense                                                     1,719           1,159

Cost Associated With Unsolicited Offers
  to Acquire Company's Stock                                         4,559               -

Other Expense (Income), net                                           (768)           (773)
                                                             -------------      ----------

Income Before Income Taxes                                             220           1,107

Provision for Income Taxes                                             860             359
                                                             -------------      ----------

Net Income (Loss)                                            $        (640)    $       748
                                                             -------------      ----------

Average Number of Shares Outstanding                            12,533,709      11,908,653
                                                             -------------      ----------

Net Income (Loss) Per Share                                  $        (.05)    $       .06
                                                             -------------      ----------


PURITAN-BENNETT CORPORATION
NINE MONTHS ENDED OCTOBER 31, 1994




                                                                                       ----------------------------
                                                                                       NINE MONTHS ENDED OCTOBER 31
                                                                                       ----------------------------
(Dollars in thousands except per share amounts)                                            FY 1995          FY 1994
                                                                                           -------          -------
Net Sales                                                                              $   247,813      $   228,582

Cost of Goods Sold                                                                         144,091          130,602
                                                                                       -----------      -----------

Gross Profit                                                                               103,722           97,980

Selling and Administrative Expense                                                          71,790           71,474

Research and Development Expense                                                            14,825           19,406

Interest Expense                                                                             4,319            3,560

Restructuring Charges                                                                            -            9,014

Cost Associated With Unsolicited Offers
  to Acquire Company's Stock                                                                 4,559                -

Other Expense (Income), net                                                                 (1,949)            (304)
                                                                                       -----------      -----------

Income (Loss) Before Income Taxes                                                           10,178           (5,170)

Provisions for (Benefit from) Income Taxes                                                   2,850           (2,804)
                                                                                       -----------      -----------

Income (Loss) Before Cumulative Effect                                                       7,328           (2,366)

Cumulative Effect of a Change In Accounting for Income Taxes                                     -           (2,755)
                                                                                       -----------      -----------

Net Income (Loss)                                                                      $     7,328           (5,121)
                                                                                       -----------      -----------

Average Number of Shares Outstanding                                                    12,478,113       11,914,627
                                                                                       -----------      -----------

Net Income (Loss) Per Share Before Cumulative Effect                                   $       .59      $      (.20)

Cumulative Effect of Change in Accounting  for Income
  Taxes Per Share                                                                                -             (.23)
                                                                                       -----------      -----------
Net Income (Loss) Per Share                                                            $       .59      $      (.43)
                                                                                       -----------      -----------

                  INCOMING ORDERS AND NET SALES ($ MILLION)


                                                         FY 1994                                      FY 1995
                                         Apr. 30    July 31    Oct. 31   Jan. 31           Apr. 30    July 31      Oct. 31
                                         ---------------------------------------           -------------------------------
Medical - Orders                           $65.4      $75.6     $ 69.9     $85.0             $71.9      $76.2        $74.9
          Sales                             69.4       71.9       69.6      75.0              73.7       77.2         74.9

Aero - Orders                                5.6        7.0        5.1     $10.4             $ 8.2      $ 6.0        $ 8.1
       Sales                                 6.0        6.0        5.7       5.7               6.7        6.8          8.5

Pooled - Orders                            $71.0      $82.6     $ 75.0     $95.4             $80.1      $82.2        $83.0
         Sales                              75.4       77.9       75.3      80.7              80.4       84.0         83.4

Backlog Increase                           $(4.4)     $ 4.7     $ (0.3)    $14.7             $(0.3)     $(1.8)       $(0.4)
  (Decrease)

- --------------------------------------------------------------------------------------------------------------------------

Net Income (Loss) Per Share                $ .15      $(.41)    $  0.6    $(2.46)            $ .30      $ .34        $(.05)
  Before Cumulative Effect

Cumulative Effect of Accounting
  Changes Per Share                         (.23)         -          -      (.01)                -          -            -
                                           -----      -----     ------    ------             -----      -----        -----

Net Income (Loss) Per Share                $(.08)     $(.41)    $  .06    $(2.47)            $ .30      $ .34        $(.05)
                                           =====      =====     ======    ======             =====      =====        =====





PURITAN-BENNETT CORPORTION
QUARTER ENDED OCTOBER 31, 1994

NOVEMBER 21, 1994